EXHIBIT 4.2

2011 FINANCIAL REPORT

December 31, 2011 and 2010

(Based on International Financial Reporting Standards (“IFRS”) and stated in thousands of United States dollars)

INDEX

Management’s responsibility for financial reporting

Independent Auditors’ report

Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Income

•	Consolidated Statements of Changes in Equity

•	Consolidated Statements of Cash Flows

•	Notes to Consolidated Financial Statements

2011 FINANCIAL REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Alamos Gold Inc. have been prepared by, and are the responsibility of the Company’s management.

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and reflect management’s best estimates and judgments based on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, can provide only reasonable assurance as to financial statement reliability and the safeguarding of assets.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and approves the scope of the external auditors’ audit and non-audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company who are thus considered to be free from any relationship that could interfere with their exercise of independent judgment as a Committee member.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

February 21, 2012

John A. McCluskey
President and Chief Executive Officer

James R. Porter, CA
Chief Financial Officer

1	ALAMOS GOLD INC.

2011 FINANCIAL REPORT

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Alamos Gold Inc.

We have audited the accompanying consolidated financial statements of Alamos Gold Inc., which comprise the consolidated statements of financial position as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alamos Gold Inc. as at December 31, 2011 and 2010, and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

February 21, 2012

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2011 FINANCIAL REPORT

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Stated in thousands of United States dollars)

	Note Ref.	December 31, 2011	December 31, 2010	January 1, 2010
A S S E T S
Current Assets
Cash and cash equivalents		$ 169,471	$ 146,334	$ 160,682
Short-term investments		53,088	41,846	26,200
Amounts receivable	6	6,147	5,749	2,369
Advances and prepaid expenses		2,117	3,136	1,058
Available-for-sale securities	5	10,355	9,380	-
Other financial assets	5	244	1,094	-
Inventory	7	33,220	25,225	20,026
Total Current Assets		274,642	232,764	210,335

Non-Current Assets
Exploration and evaluation assets	8	108,454	99,767	521
Mineral property, plant and equipment	9	216,128	173,905	144,822
Total Assets		$ 599,224	$ 506,436	$ 355,678

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$ 17,024	$ 14,393	$ 11,179
Income taxes payable		6,125	3,373	1,988
Current portion of other liabilities	11 b)	363	428	370
Total Current Liabilities		23,512	18,194	13,537

Non-Current Liabilities
Deferred income taxes	13	35,008	26,866	22,598
Decommissioning liability	11 c)	6,680	7,559	5,115
Other liabilities	11a) b)	474	688	834
Total Liabilities		65,674	53,307	42,084

E Q U I T Y
Share capital	12 a)	$ 355,524	$ 325,867	$ 251,752
Contributed surplus		27,861	23,316	12,864
Accumulated other comprehensive loss		(1,080)	(1,332)	-
Retained earnings		151,245	105,278	48,978
Total Equity		533,550	453,129	313,594
Total Liabilities and Equity		$ 599,224	$ 506,436	$ 355,678

Commitments and Contingencies	16

The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board

John A. McCluskey	Paul Murphy
President and Chief Executive Officer	Director

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2011 FINANCIAL REPORT

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011 and 2010

(Stated in thousands of United States dollars, except per share amounts)

	Note Ref.	2011	2010

Operating Revenues		$ 227,364	$ 189,272

MINE OPERATING COSTS
Mining and processing		53,868	46,560
Royalties	16 b)	11,157	9,090
Amortization		23,423	20,486
		88,448	76,136
EARNINGS FROM MINE OPERATIONS		138,916	113,136

EXPENSES
Exploration		9,540	7,594
Corporate and administrative		9,613	9,187
Share-based compensation	12 b) c)	13,525	16,300
		32,678	33,081
EARNINGS FROM OPERATIONS		106,238	80,055

OTHER INCOME (EXPENSES)
Finance income		1,717	1,510
Financing expense	11 b),c)	(598)	(451)
Foreign exchange loss		(188)	(39)
Other (loss) income	14	(1,234)	9,393

EARNINGS BEFORE INCOME TAXES		105,935	90,468

INCOME TAXES	13
Current tax expense		(34,194)	(23,410)
Deferred tax expense		(11,660)	(3,263)

EARNINGS		$60,081	$63,795
Other comprehensive income
- Unrealized loss on securities		(1,089)	(1,332)
- Reclassification of realized gains on available-for-sale securities included in earnings		(280)	-
- Impairment of available-for-sale securities		1,621	-
COMPREHENSIVE INCOME		$60,333	$62,463

EARNINGS PER SHARE
- basic	12 d)	$0.51	$0.55
- diluted	12 d)	$0.51	$0.55

Weighted average number of common shares outstanding
- basic		117,375,000	115,183,000
- diluted		118,669,000	116,907,000

The accompanying notes form an integral part of these consolidated financial statements.

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ALAMOS GOLD INC.

Consolidated Statements of Changes In Equity

For the years ended December 31, 2011 and 2010

(Stated in thousands of United States dollars)

	Number of Shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2010	109,850,108	$251,752	$12,864	$0	$48,978	$313,594
Share-based compensation	-	-	16,300	-	-	16,300
Shares issued on exercise of Options	2,489,900	23,485	(5,848)	-	-	17,637
Shares issued on acquisition (note 4)	4,000,000	50,630	-	-	-	50,630
Dividends	-	-	-	-	(7,495)	(7,495)
Earnings	-	-	-	-	63,795	63,795
Other comprehensive income (tax impact; nil)	-	-	-	(1,332)	-	(1,332)
Balance at December 31, 2010	116,340,008	$325,867	$23,316	($1,332)	$105,278	$453,129
	Number of Shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2011	116,340,008	$325,867	$23,316	($1,332)	$105,278	$453,129
Share-based compensation	-	-	11,935	-	-	11,935
Shares issued on exercise of Options	2,043,000	29,657	(7,390)	-	-	22,267
Dividends	-	-	-	-	(14,114)	(14,114)
Earnings	-	-	-	-	60,081	60,081
Other comprehensive income (tax impact; nil)	-	-	-	252	-	252
Balance at December 31, 2011	118,383,008	$355,524	$27,861	($1,080)	$151,245	$533,550

The accompanying notes form an integral part of these consolidated financial statements.

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2011 FINANCIAL REPORT

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2011 and 2010

(Stated in thousands of United States dollars)

	2011	2010
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings	$60,081	$63,795
Adjustments for items not involving cash:
Amortization	23,423	20,486
Financing expense	598	451
Unrealized foreign exchange (gain) loss	(3,853)	22
Deferred tax expense	11,660	3,263
Write-down and loss on disposal of assets	-	1,598
Share-based compensation	13,525	16,300
Gain on settlement	-	(11,565)
Gain on sale of securities	(783)	-
Impairment of securities	1,621	-
Other	954	446
Changes in non-cash working capital:
Fair value of forward contracts	(715)	715
Amounts receivable	(18,218)	(16,635)
Inventory	(6,572)	(4,630)
Advances and prepaid expenses	1,019	(1,892)
Accounts payable, taxes payable and accrued liabilities	23,794	17,294
	106,534	89,648
INVESTING ACTIVITIES
Purchases of securities (net)	(2,213)	(124)
Acquisition of Turkish properties	-	(40,180)
Short-term investments (net)	(11,242)	(15,646)
Proceeds on sale of equipment	889	1,412
Decommissioning liability	(145)	-
Exploration and evaluation assets	(8,687)	(7,912)
Mineral property, plant and equipment	(68,352)	(53,018)
	(89,750)	(115,468)
FINANCING ACTIVITIES
Common shares issued	22,267	17,637
Dividends paid	(14,114)	(7,495)
	8,153	10,142
Effect of exchange rates on cash and cash equivalents	(1,800)	1,330
Net increase (decrease) in cash and cash equivalents	23,137	(14,348)
Cash and cash equivalents - beginning of year	146,334	160,682
CASH AND CASH EQUIVALENTS - END OF YEAR	$169,471	$146,334
Supplemental information:
Interest paid	$ -	$ -
Interest received	$1,380	$ 1,300
Income taxes paid	$12,825	$8,300

The accompanying notes form an integral part of these consolidated financial statements.

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2011 FINANCIAL REPORT

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Stated in United States dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico and Turkey. The Company owns and operates the Mulatos mine and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, the Company owns the Ağı Dağı and Kirazlı gold development projects in Turkey.

2. BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparative figures, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS are included in Note 20.

The consolidated financial statements were authorized for issue by the Board of Directors on February 21, 2012.

Use of estimates and judgments

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include: impairment of tangible and intangible assets, recoverable reserves, inventory recoveries, share-based payments, decommissioning liabilities, units of production amortization, provisions and contingencies, and recovery of deferred tax assets.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years include: determination of functional currency and amortization methods.

i) Impairment:

The Company assesses its mineral property, plant and equipment and exploration and evaluation assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

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2011 FINANCIAL REPORT

ii) Recoverable reserves:

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its recoverable reserves based on information compiled by appropriately qualified persons relating to the geological data on the size, depth, shape and grade of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, future capital requirements, and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, mineral property, plant and equipment, decommissioning liabilities, and amortization expense.

iii) Units-of-production (“UOP”) amortization:

Estimated recoverable reserves are used in determining the amortization of certain mineral property, plant and equipment. This results in an amortization charge proportional to the depletion of the anticipated remaining mine life. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditures. Numerous UOP amortization methods are available to choose from; the Company has adopted a methodology based on estimated recoverable reserves over the life of mine.

iv) Inventory (note 7):

The Company accounts for its in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching and gold recovery process. The Company is required to estimate the ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to determine the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

v) Share based payments (note 12 b), c)):

The Company follows accounting guidelines in determining the fair value of share-based compensation. The computed amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options or stock appreciation rights before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Share-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

The resulting value calculated is not necessarily the value that the holder of the instrument could receive in an arm’s length transaction, given that there is no market for these instruments and they are not transferable. It is management’s view that the value derived is highly subjective and dependent upon the input assumptions made.

vi) Decommissioning liabilities (note 11 c)):

The Company is required to determine the expected value of the estimated costs of decommissioning liabilities and to recognize this value as a liability when reasonably determinable. Key assumptions in determining the amount of the liability are: total undiscounted cash outflows, expected timing of payment of the cash outflows and

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appropriate inflation and discount rates to apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased due to the passage of time with an offsetting charge to financing expense in the statement of comprehensive income. The Company calculated its estimated mine site closure costs based on a mine closure and reclamation plan prepared by management and reviewed by an independent third party. The majority of the expenditures associated with reclamation and mine closure will be incurred at the end of the mine life, expected to be approximately 9 years based on expected proven and probable reserves and the current rate of production.

vii) Provisions (note 11):

The Company records provisions which include various estimates, including the Company’s best estimate of the future costs associated with settlement of the obligation, and discount rates applied. Such estimates are necessarily calculated with reference to external sources, all of which are subject to annual review and change.

viii) Recovery of deferred tax assets (note 13):

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.

Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the Company and all its subsidiaries.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain derivative and available-for-sale financial instruments which are measured at fair value. The Company prepares its consolidated financial statements, except for cash flow information, using the accrual basis of accounting.

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3. SIGNIFICANT ACCOUNTING POLICIES

Summarized below are those policies considered significant to the Company. All accounting policies have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and the entities controlled by the Company (its subsidiaries). The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company balances and transactions have been eliminated.

The consolidated financial statements include the financial statements of the parent company, Alamos Gold Inc., and its subsidiaries as listed below:

	Country of Incorporation	Equity Interest
		2011	2010
Alamos Gold Inc.	Canada	-	-
Minas de Oro Nacional, S.A. de C.V.	Mexico	100%	100%
Servicios Administrativos y Operativos S.A. de C.V.	Mexico	100%	100%
Minera Bienvenidos S.A. de C.V.	Mexico	100%	100%
Kuzey Biga Madencilik Sanayi Ticaret AS	Turkey	100%	100%
Dogu Biga Madencilik Sanayi Ticaret AS	Turkey	100%	100%
Alamos Eurasia Madencilik AS	Turkey	100%	100%

Foreign currency transactions

Transactions in foreign currencies are converted to the Company’s functional currency at exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities of the Company which are denominated in foreign currencies are translated into the Company’s functional currency at the exchange rate prevailing at the Statement of Financial Position date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. Revenues and expenses are translated at exchange rates prevailing on the date of the transactions, with the exception of inventory transfers and amortization which are translated at historical exchange rates. All exchange gains and losses are included in the determination of earnings.

Revenue recognition

Revenue is earned from the sale of gold and is recognized when dore or refined metal is delivered to a purchaser pursuant to a purchase agreement that fixes the quantity and price of the metal for each delivery. Revenue is measured at the fair value of the consideration received or receivable.

Costs incurred or premium income related to forward sales or option contracts are recognized in revenue when the contract is settled. Changes in the fair value of outstanding forward sales or option contracts are recognized in earnings.

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Inventory

Inventory which includes gold-in-process, dore and parts and supplies, is stated at the lower of cost or net realizable value.

(i)	Dore represents a bar containing predominantly gold by value which is generally refined off-site to return saleable metals. Dore inventory is valued at the lower of average cost to produce the dore and net realizable value.

(ii)	In-process inventory represents costs that are incurred in the process of converting mineralized ores into partially refined precious metals, or dore. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form. The recovery of gold from ore is achieved through the heap leaching process. Under this method, ore is crushed and placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered.

Cost of in-process inventory includes operating costs incurred to that stage of the process plus amortization of mineral property, plant and equipment relating to that stage of the process. Costs capitalized to in-process inventory include direct and indirect materials and consumables; direct labour; repairs and maintenance; utilities; amortization of mineral property, plant and equipment; and local mine administrative expenses. Costs are removed from in-process inventory and transferred to dore inventory as ounces are produced based on the average cost per recoverable ounce on the leach pad. Costs are recorded in mining and processing costs in the statement of comprehensive income on the sale of refined gold, as well as the impact of inventory movement reflected through mining and processing costs in the statement of comprehensive income. Recoverable gold on the leach pads is estimated based on the quantities of ore placed on the leach pads (based on measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on estimated ultimate recovery assumptions). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels; as a result, estimates are refined based on actual results over time. The ultimate recovery of gold from leach pads will not be known until the leaching process is concluded at the end of the mine life.

(iii)	Parts and supplies inventory is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.

Mineral property, plant and equipment

i) Mineral property acquisition and mine development costs:

The Company may hold interests in mineral property in various forms, including prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. The Company capitalizes payments made in the process of acquiring legal title to these properties.

Property acquisition and mine development costs are recorded at cost. Pre-production expenditures are capitalized until the commencement of production. Mine development costs incurred to expand operating capacity, develop new orebodies or develop mine areas in advance of current production are capitalized. Mine development costs related to current period production are charged to operations as incurred. Interest on financing attributable to mine development is capitalized to mine development costs while construction and development activities at the property are in progress. When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs. Property acquisition and mine development costs are amortized by the units-of-production method based on estimated recoverable reserves.

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ii) Exploration and evaluation expenditures:

Exploration expenditures on non-producing properties, including drilling and related costs, identified as having development potential, as evidenced by a positive economic analysis of the project, are treated as mine development costs and capitalized. Expenditures incurred on deposits contiguous with a known deposit which has undergone a positive economic analysis are treated as mine development costs and capitalized. Exploration and evaluation expenditures on properties prior to the establishment of a positive economic analysis are charged to operations as incurred. Drilling costs incurred during the production phase for operational ore control are charged to operations as incurred.

iii) Mining plant and equipment:

Plant and equipment is stated at cost less accumulated amortization and accumulated impairment losses. Cost includes all expenditures that are directly attributable to the acquisition of the asset. Borrowing costs on qualifying assets are capitalized until the asset is capable of carrying out its intended use. Plant and equipment is amortized on a units-of-production basis over estimated recoverable reserves, or on a straight-line basis over the estimated useful life of the asset, whichever period is lower.

Estimates of residual values, useful lives and methods of amortization are reviewed each reporting period, and adjusted prospectively if appropriate.

iv) Subsequent costs:

The cost of replacing part of an item within mineral property, plant and equipment is recognized when the cost is incurred and it is probable that the future economic benefits will flow to the Company, and the costs can be measured reliably. The carrying amount of the part that has been replaced is expensed. Routine repairs and maintenance are expensed as incurred.

v) Impairment:

The carrying values of mineral property, plant and equipment are reviewed for indications of impairment at each reporting date. When impairment indicators exist, then the asset’s recoverable amount is estimated.

If it is determined that the estimated recoverable amount is less than the carrying value of an asset, or its cash-generating unit (“CGU”), then a write-down is made with a charge to operations. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (the CGU). Impairment losses recognized in respect of CGU’s are allocated on a pro rata basis to the assets in the unit.

The recoverable amount of an asset or cash-generating unit is the greater of its value-in-use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows of a mine or development property are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Estimated future cash flows include estimates of recoverable ounces of gold based on proven and probable reserves. To the extent that economic value exists beyond the proven and probable reserves of a mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices, production levels, capital, reclamation costs and income taxes. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

(vi) Reversal of impairment:

An impairment loss is reversed if there is indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

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Cash and cash equivalents

Cash and cash equivalents, which include cash and highly liquid investments with original maturities of three months or less at the date of acquisition, are recorded at cost, which approximates fair value.

Short-term investments

Short-term investments, which represent highly liquid investments with original maturities of greater than three months at acquisition, are recorded at cost, which approximates fair value.

Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in earnings except to the extent it relates to items recognized directly in equity or in other comprehensive income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities:

•	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable profit

•	goodwill

•

taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled by the parent and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs except to the extent it relates to items recognized directly in equity or in other comprehensive income.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced to its recoverable amount.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to the same taxable entity and income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

Share-based payments

The Company grants stock options to buy common shares of the Company through its stock option plan as described in note 12 b). The Company accounts for share-based payments using the fair value method. Under this method, compensation expense is measured at fair value on the date of grant using the Black-Scholes option pricing model, and is recognized as an expense or capitalized, depending on the nature of the grant, with a corresponding increase in equity, over the period that the employees earn the options. The amount recognized is adjusted to reflect the number of share options expected to vest.

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In addition, the Company grants stock appreciation rights (“SARs”) as described in note 12 c). The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is determined using the Black-Scholes option pricing model, and is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured using the option pricing model at each reporting date, and at the intrinsic value on the settlement date. Any changes in the fair value of the liability are recognized as an expense in the statement of comprehensive income.

Decommissioning liabilities

The Company’s mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company has made, and will continue to make expenditures to comply with such laws and regulations. The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. Decommissioning costs expected to be incurred in the future are estimated by the Company’s management based on the information available to them. Actual decommissioning costs could be materially different from the current estimates. Any change in cost estimates, discount rates, or other assumptions should additional information become available would be accounted for on a prospective basis. The Company’s estimates are reviewed annually for changes in planned operations, regulatory requirements, discount rates, effects of inflation and changes in estimates.

The net present value of the future rehabilitation cost estimates arising from decommissioning of property, plant and equipment is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding mining asset. This asset is amortized on a unit-of-production basis over the estimated life of the mine while the corresponding liability accretes to its undiscounted value by the end of the mine’s life (note 11 c).

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

Employee future benefits

The Company’s Mexican operations are subject to Mexican statutory laws and regulations governing employee termination benefits. Employee future benefits include statutorily mandated accrued benefits payable to employees in the event of termination in certain circumstances. The net present value of termination benefits are recognized as an expense and associated liability when the amount can be reasonably estimated at the discounted value of the expected future payments (note 11 a).

Financial instruments

The Company’s financial instruments consist primarily of monetary assets and liabilities, the fair value of which approximate their carrying value due to the short-term nature of these instruments.

The Company may enter into foreign exchange forward contracts to manage the Company’s exposure to fluctuations in the Canadian and United States dollar and Mexican peso foreign

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exchange rates. The Company may also enter into forward gold sale transactions. These forward contracts are marked-to-market and recognized in the consolidated financial statements at their fair value.

Financial assets

Financial assets are classified into one of four categories:

•	fair value through profit or loss (“FVTPL”);

•	held-to-maturity (“HTM”);

•	available for sale (“AFS”); and,

•	loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i) FVTPL financial assets:

Financial assets are classified as FVTPL when the financial asset is held for trading or it is designated as FVTPL upon initial recognition. A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future;

•	it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings. The Company has classified its cash and cash equivalents, short-term investments and share purchase warrants held in third party companies as FVTPL financial assets, which are included in other financial assets on the statement of financial position.

(ii) HTM investments:

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not currently have any assets classified as HTM investments.

(iii) AFS financial assets:

Non-derivative financial assets, including investments in securities, are classified as AFS and are stated at fair value. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange differences are recognized in other comprehensive income and presented within equity in accumulated other comprehensive income (loss). As a result, the assets’ carrying values approximate their fair values.

Impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, are recognized directly in earnings rather than equity. When an investment is derecognized or is determined to be impaired, the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is included in earnings for the period.

The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot foreign exchange rate at the statement of financial position date. The change in fair value attributable to translation differences on the amortized cost of the asset is recognized in earnings, while other changes are recognized in equity.

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(iv) Loans and receivables:

Trade and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value plus any directly attributable transaction costs. Subsequently, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified.

(v) Impairment:

A financial asset, other than those classified as FVTPL, is assessed at each reporting period date for indicators of impairment. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in accumulated other comprehensive income (loss), and presented in unrealized gains/losses on available-for-sale financial assets in equity, to earnings. The cumulative loss that is removed from accumulated other comprehensive income (loss) and recognized in earnings is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in earnings.

If, in a subsequent period, the fair value of an impaired available-for-sale security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in earnings, then the impairment loss is reversed, with the amount of the reversal recognized in earnings. However, any subsequent recovery in the fair value of an impaired available-for-sale security is recognized in other comprehensive income.

(vi) Determination of fair value:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements of the fair value of financial assets and liabilities.

•	Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2. Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3. Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has determined that available-for-sale instruments and other financial assets fall within level 1 of the fair value hierarchy, and all other financial instruments outstanding as at the date of the statement of financial position fall within level 2 of the fair value hierarchy.

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Financial liabilities

(i) Other financial liabilities:

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The Company has classified accounts payable and accrued liabilities, dividends payable, and property acquisition liabilities as other financial liabilities.

Earnings per share

Basic earnings per share is calculated by dividing the net earnings available to common shareholders divided by the weighted average number of common shares outstanding during the year. The diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of the dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the year.

Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profit such as unrealized gains or losses on available-for-sale investments and gains or losses on certain derivative instruments. The Company’s comprehensive income (loss), components of other comprehensive income, and cumulative translation adjustments are presented, net of tax, in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

Future accounting policy changes

The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

(i) IFRS 9 Financial Instruments was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The impact of IFRS 9 on the Company’s financial instruments has not been determined.

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities (“SPE’s”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. The impact of adoption of IFRS 10 on the consolidated financial statements has not been determined.

(iii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this standard earlier, it does not need to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure

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requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. Given the nature of the Company’s interests in other entities, the Company does not expect the amendments to have a material impact on the financial statements.

(iv) IFRS 13 Fair Value Measurement, was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of OCI that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of the amendments has not yet been determined.

(vi) IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine was issued in October 2011, and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRIC 20 sets out the criteria for the capitalization of production stripping costs to non-current assets, and states that the stripping activity is recognized as a component of the larger asset to which it relates. In addition, IFRIC 20 requires companies to ensure that capitalized costs are amortized over the useful life of the component of the ore body to which access has been improved due to the stripping activity. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of IFRIC 20 has not yet been determined.

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4. ACQUISITION OF TURKISH PROPERTIES

On January 6, 2010, the Company completed the acquisition of the Ağı Dağı and Kirazlı gold projects (the “projects”) through the purchase of certain Turkish subsidiaries held by Fronteer Development Group Inc. (“Fronteer”) and Teck Resources Limited (“Teck”).

The transaction did not meet the definition of a business combination. Consequently, the transaction was recorded as an acquisition of an asset.

The Company paid a total of USD$40 million cash and issued an aggregate of 4 million common shares to Teck (as to 60%) and Fronteer (as to 40%) in total consideration for the projects. In addition, a third party has a 2% Net Smelter Return Royalty on production from the Ağı Dağı project. The total purchase price was $91,334,000, including transaction costs of $704,000.

The purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration on the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value. The fair value of the net assets acquired was in excess of the consideration paid and was therefore allocated to mineral property, plant and equipment on a pro rata basis.

Assets acquired and liabilities assumed	($000)
Current assets	260
Mineral property, plant and equipment	91,074

$91,334

Consideration paid	($000)
Cash	40,000
Issuance of shares	50,630
Transaction costs	704

$91,334

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial Assets and Liabilities

The carrying value of the Company’s financial instruments is classified into the following categories:

	December 31 2011	December 31, 2010	January 1, 2010
	($000)	($000)	($000)
Fair value through profit or loss (“FVTPL”) (1)	222,559	188,180	186,882
Derivative instruments designated as FVTPL (2)	244	1,094	-
Available-for-sale securities (3)	10,355	9,380	-
Loans and receivables (Note 6)	6,147	5,749	2,369
Derivative contracts designated as FVTPL (4)	-	(715)	-
Other financial liabilities (5)	(23,650)	(17,831)	(14,113)

(1)

Includes cash of $44.8 million (December 31, 2010 - $80.6 million, January 1, 2010 - $101 million), cash equivalents of $124.7 million (December 31, 2010 - $65.7 million, January 1, 2010 - $59.7 million) and short-term investments of $53.1 million (December 31, 2010 - $41.8 million, January 1, 2010 - $26.2 million).

(2)	Includes the Company’s investment in the warrants of a publicly traded company.
(3)	Includes the Company’s investment in the common shares of publicly traded entities.
(4)

Includes the Company’s foreign currency forward and option contracts and gold option contracts which, for accounting purposes, are not designated as effective hedges. These are classified within accounts payable and accrued liabilities as at December 31, 2010 in the consolidated balance sheets.

(5)	Includes all other accounts payable and accrued liabilities, income taxes payable, and property acquisition obligations.

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b)	Derivative Financial Instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. At December 31, 2011 and 2010, and January 1, 2010, the Company had no outstanding gold forward contracts.

At December 31, 2011, the Company had outstanding contracts to deliver $10 million Canadian dollars (“CAD”) in exchange for a fixed amount of USD at future dates up to March 2012, with CAD:USD rates ranging of 1.03:1 to 1:02-1. The mark-to-market gain associated with these contracts as at December 31, 2011 was nominal (December 31, 2010 - loss of $0.7 million, January 1, 2010 - nil).

c)	Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including commodity price, foreign exchange and interest rate risk), credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.

Risk management is the responsibility of the corporate finance function. The Company’s corporate finance function identifies, evaluates and, where appropriate, hedges financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

i.	Commodity Price Risk

The Company is exposed to commodity price risk associated with the volatility in the market price of gold. Gold prices are affected by factors beyond the Company’s control, including investment and physical demand, central bank purchases and sales, producer hedging activities, the relative exchange rate of the United States dollar with other major currencies and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold can be subject to high levels of short-term volatility due to speculative activities. The Company may enter into derivative financial instruments to manage the Company’s exposure to commodity price risk. However, at this time, the Company has elected not to actively manage its long-term exposure to commodity price risk through the use of derivative financial instruments.

ii.	Foreign Exchange Risk

Certain of the Company’s financial assets and liabilities are denominated in Canadian dollars, Mexican pesos or Turkish Lira. In addition, the Company incurs certain operating costs denominated in Canadian dollars, Mexican pesos or Turkish Lira. Accordingly, the Company is exposed to financial gain or loss as a result of foreign exchange movements against the United States dollar, and the Company’s operating costs are affected by changes in foreign exchange rates in those currencies.

The Company has elected to hedge a portion of its exposure to fluctuations in the Canadian dollar by buying $10 million CAD fixed rate forward contracts. At December 31, 2011, the Company had Canadian-dollar denominated assets of approximately $22 million. At this level of exposure to fluctuations in the value of the Canadian dollar, a 10% increase (decrease) in the value of the Canadian dollar compared to the United States dollar could result in a foreign exchange gain/(loss) of approximately $1.2 million.

In addition, corporate and administrative costs associated with the Company’s head office in Toronto are mainly denominated in Canadian dollars. A 10% increase/(decrease) in the value of the Canadian dollar compared to the United States dollar could increase/(decrease) the Company’s reported corporate and administrative costs by approximately $0.9 million annually.

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The Company also has exposure to monetary assets and liabilities denominated in Mexican pesos. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in Mexican pesos could expose the Company to a foreign exchange gain or loss. The Company partially offsets its balance sheet exposure to changes in the Mexican peso/United States dollar exchange rate by maintaining cash balances in Mexican pesos to offset a portion of its future tax liabilities and taxes payable balances that are denominated in Mexican pesos. As at December 31, 2011, the Company had net Mexican peso-denominated liabilities of approximately $36 million. A 10% increase (decrease) in the value of the Mexican peso compared to the United States dollar could result in a foreign exchange loss/(gain) of approximately $3.6 million.

In addition, transactional foreign exchange gains and losses may result from the Company’s inability to predict the exact timing of peso cash receipts and cash outflows. Due to the recent volatility in the value of the Mexican peso, transactional foreign exchange gains and losses can be significant. If the Mexican peso strengthens against the United States dollar, the Company’s operating costs (as reported in equivalent United States dollars) increase. A 10% decrease (increase) in the value of the Mexican peso compared to the United States dollar could decrease (increase) the Company’s reported mining and processing costs and increase (decrease) reported earnings before income taxes by approximately $4.5 million annually.

Finally, the Company has exposure to monetary assets and liabilities denominated in Turkish Lira. Cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in Turkish Lira could expose the Company to a foreign exchange gain or loss. At December 31, 2011, the Company had net Turkish Lira-denominated assets of approximately $5 million. A 10% increase (decrease) in the value of the Turkish Lira compared to the United States dollar could result in a foreign exchange gain (loss) of approximately $0.5 million.

iii.	Interest Rate Risk

The Company’s interest rate risk related to interest-bearing debt obligations is not material as the Company has no outstanding debt. As a result of the Company’s minimal exposure to fluctuations in market interest rates, the Company has elected not to enter into interest rate swaps or other active interest rate management programs at this time.

iv.	Credit Risk

Credit risk arises from cash and cash equivalents and short-term investments held with banks and financial institutions, derivative financial instruments (including forward gold sales contracts) and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the related financial assets.

The objective of managing counter-party credit risk is to prevent losses in financial assets. The Company assesses the quality of its counter-parties, taking into account their creditworthiness and reputation, past experience and other factors. The Company only enters into forward gold sales contracts with large reputable financial institutions.

The carrying value of amounts receivable are reduced through the use of an allowance account (when applicable) and the amount of any allowance is recognized as a loss and included in operating expenses. When a receivable balance is considered uncollectible, it is written off against the allowance for amounts receivable. The majority of the Company’s receivable balances consist of Mexican and Turkish value-added tax recoverable claims. The Company is exposed to credit risk in the case that the subject country is unable to reimburse the recoverable taxes owed. As at December 31, 2011, the Company was owed $3.7 million and $2.3 million from the Mexican and Turkish governments respectively.

v.	Liquidity Risk

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements

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at any point in time. At December 31, 2011, the Company had cash and cash equivalents, short-term investments of $222.6 million, accounts payable and accrued liabilities of $17.0 million and no debt. The Company expects that planned construction and development projects at its current operations will be financed from existing cash balances and future operating cash flows. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.

6. AMOUNTS RECEIVABLE

	December 31, 2011	December 31, 2010	January 1, 2010
	($000)	($000)	($000)
Accounts receivable	215	1,864	248
Mexican value-added tax(1)	3,662	2,460	2,121
Turkish value-added tax	2,270	1,425	-
	$6,147	$5,749	$2,369

(1)

As permitted by Mexican tax law, the Company offset $16.9 million of Mexican value-added tax receivables against its current taxes payable liability in 2011 (December 31, 2010 - $14.2 million, January 1, 2010 - $10.0 million) which is not reflected in the Consolidated Statements of Cash Flows.

7. INVENTORY

	December 31, 2011	December 31, 2010	January 1, 2010
	($000)	($000)	($000)
Precious metals dore and refined precious metals	5,484	5,201	3,565
In-process precious metals	11,894	10,469	7,191
Parts and supplies	15,842	9,555	9,270
	$33,220	$25,225	$20,026

The carrying value of inventory is calculated using weighted average cost. The amount of inventory charged to operations as mining and processing costs during the year ended December 31, 2011 was $55.8 million (December 31, 2010 - $46.5 million). The amount of inventory charged to operations as amortization in the year ended December 31, 2011 was $19.1 million (December 31, 2010 - $16.2 million).

8. EXPLORATION AND EVALUATION ASSETS

On January 6, 2010, the Company acquired 100% of the Aği Daği and Kirazlı Projects through the purchase of three Turkish companies for consideration of $91.3 million including transaction costs, consisting of USD$40 million cash and issuance of 4 million common shares. In addition, a third party has a 2% Net Smelter Return Royalty on production from the Aği Daği project. Exploration and evaluation assets are not subject to amortization.

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The following is a continuity of the Company’s exploration and evaluation assets for the years ended December 31, 2011 and 2010.

Total
($000)
Cost as at January 1, 2010	521
Additions	99,246
Cost as at December 31, 2010	99,767
Additions	8,687
Cost as at December 31, 2011	$108,454

Exploration and evaluation immediately expensed are included in exploration expense in the statements of comprehensive income and totaled $9.5 million for the year ended December 31, 2011 (December 31, 2010 - $7.6 million).

9. MINERAL PROPERTY, PLANT AND EQUIPMENT

In 2003, the Company acquired a 100% interest in the Salamandra group of concessions, in consideration for the payment of CAD$11.2 million. Certain concessions within the acquired properties are subject to a sliding scale net smelter royalty payable at a rate of 5% of the value of gold and silver production (note 16 b). Included within the Salamandra group of concessions is the Mulatos mine which began operations in 2005. With the achievement of commercial production on April 1, 2006, production, to a maximum of two million ounces of gold from certain concessions, became subject to royalty.

The majority of the Company’s property, plant and equipment in operations is amortized on a units-of-production basis over an estimated ten year mine life. Certain mining and office equipment is amortized on a straight line basis over periods ranging from two to five years.

Included in mineral property and mine development are the Escondida development, Mulatos relocation and construction-in-progress costs totaling $90.6 million at December 31, 2011 (December 31, 2010 - $46.5 million, January 1, 2010 - $17.4 million) which are not subject to amortization until such time as the related assets are used in operations.

For the year ended December 31, 2011, approximately $4.6 million was offset against deferred development costs, representing the net operating income generated from Escondida during the pre-production phase. In accordance with IFRS, the Company has credited the operating income earned on the sale of ore extracted and processed from the Escondida zone against the capitalized development costs.

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The following is a continuity of the Company’s mineral property, plant and equipment for the year ended December 31, 2011.

	Mining plant and equipment ($000)	Office and computer equipment ($000)	Construction in progress ($000)	Subtotal ($000)	Mineral property and deferred development ($000)	Total ($000)
Cost as at January 1, 2011	152,606	1,733	6,236	160,575	97,697	258,272
Additions	3,696	642	34,984	39,322	28,963	68,285
Disposals	(231)	-	-	(231)	-	(231)
Transfers from construction in progress	17,322	-	(17,322)	-	-	-
Cost as at December 31, 2011	$173,393	$2,375	$23,898	$199,666	$126,660	$326,326

Accumulated amortization and impairment as at January 1, 2011	57,943	859	-	58,802	25,565	84,367
Amortization expense	18,838	415	-	19,253	6,780	26,033
Disposals	(202)	-	-	(202)	-	(202)
Accumulated amortization and impairment as at December 31, 2011	$76,579	$1,274	$-	$77,853	$32,345	$110,198
Net book value as at December 31, 2011	$96,814	$1,101	$23,898	$121,813	$94,315	$216,128

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The following is a continuity of the Company’s mineral property, plant and equipment for the year ended December 31, 2010.

	Mining plant and equipment ($000)	Office and computer equipment ($000)	Construction in progress ($000)	Subtotal ($000)	Mineral property and deferred development ($000)	Total ($000)
Cost as at January 1, 2010	132,200	1,212	2,528	135,940	74,742	210,682
Additions	3,352	541	46,556	50,449	1,368	51,817
Change in decommissioning liability	-	-	-	-	2,036	2,036
Disposals	(6,243)	(20)	-	(6,263)	-	(6,263)
Transfers from construction in progress	23,297	-	(42,848)	(19,551)	19,551	-
Cost as at December 31, 2010	$152,606	$1,733	$6,236	$160,575	$97,697	$258,272

Accumulated amortization and impairment as at January 1, 2010	45,512	615	-	46,127	19,733	65,860
Amortization expense	14,864	245	-	15,109	5,832	20,941
Disposals	(2,433)	(1)	-	(2,434)	-	(2,434)
Accumulated amortization and impairment as at December 31, 2010	$57,943	$859	$-	$58,802	$25,565	$84,367
Net book value as at December 31, 2010	$94,663	$874	$6,236	$101,773	$72,132	$173,905
Net book value as at January 1, 2010	$86,688	$597	$2,528	$89,813	$55,009	$144,822

10. DIVIDENDS

	Year ended December 31, 2011	Year ended December 31, 2010
	($000)	($000)
Declared and paid during the period	14,114	7,495
	$14,114	$7,495
Dividend per share	$0.12	$0.065

11. PROVISIONS

a)	Employee future benefits

The Company accrues employee future benefits for all contract workers paid through its subsidiary employment services company. These benefits consist of a one-time payment equivalent to twelve days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with fifteen or more years of service, as well as to certain employees terminated involuntarily prior

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to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages upon involuntary termination without just cause.

The liability associated with the seniority and termination benefits is calculated as the present value of expected future payments. In determining the expected future payments, assumptions regarding employee turnover rates, inflation, minimum wage increases and expected salary levels are required and are subject to review and change.

A continuity of the employee future benefits provision is as follows:

	Year ended December 31, 2011	Year ended December 31, 2010
	($000)	($000)
Obligations at beginning of period	336	258
Current service cost	97	151
Payments made against the liability	(53)	(83)
Impact of foreign exchange	(44)	10
Obligations at end of period	$336	$336

b)	Property acquisition obligations

The Company is in the process of acquiring property adjacent to its present and prospective mining operations, including property comprising the town of Mulatos. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments over periods varying from three to five years. Obligations are recognized when a legal contract is signed by both parties and are measured at the discounted value of expected future payments. The discounted value accretes to the estimated future value over the period of the payment obligation. At December 31, 2011 and December 31, 2010, the Company applied a discount rate of 4.50% to expected future payments.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

A continuity of property acquisition obligations is as follows:

	Year ended December 31, 2011	Year ended December 31, 2010
	($000)	($000)
Obligations at beginning of period	780	946
Payments made and revisions in estimated cash flows and changes in assumptions	(311)	(209)
Accretion of discounted cash flows	32	43
Obligations at end of period	$501	$780
Comprising:
Current obligation	$363	$428
Non-current obligations	138	352
	$501	$780

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c)	Decommissioning liability

The fair value of a decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the fair value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

A continuity of the decommissioning liability is as follows:

	Year ended December 31, 2011	Year ended December 31, 2010
	($000)	($000)
Obligations at beginning of period	7,559	5,115
Revisions in estimated cash flows and changes in assumptions	(1,300)	2,036
Payments made against the liability	(145)	-
Accretion of discounted cash flows	566	408
Obligations at end of period	$6,680	$7,559

Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time.

The assumptions used in the determination of the decommissioning liability are as follows as at:

	December 31, 2011	December 31, 2010	January 1, 2010
Estimated cost ($000)	13,431	15,682	11,042
End of mine life	2020	2020	2019
Discount rate	7.8%	7.5%	8%

12. SHARE CAPITAL

a) Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount
		($000)
Outstanding at January 1, 2010	109,850,108	251,752
Acquisition of Turkish properties (note 4)	4,000,000	50,630
Exercise of stock options	2,489,900	17,637
Transfer from contributed surplus to share capital for stock options exercised	-	5,848
Outstanding at December 31, 2010	116,340,008	325,867
Exercise of stock options	2,043,000	22,267
Transfer from contributed surplus to share capital for stock options exercised	-	7,390
Outstanding at December 31, 2011	118,383,008	$355,524

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b) Stock options

The Company has a stock option plan (the “Plan”), originally approved by the Board of Directors (the “Board”) on April 17, 2003, and amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, and June 2, 2010, which allows the Company to grant incentive stock options to its directors, officers, employees and consultants. Under the Plan, the number of shares reserved for issuance cannot exceed 10% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

Stock options granted to directors, officers and certain consultants under the Plan are exercisable for a five-year period, and options granted to employees are generally exercisable for a three-year period. Incentive stock options granted vest 20% on the date of grant, and 20% at each six-month interval following the date of grant.

The Plan is subject to shareholder approval and ratification every three years. The Plan was last approved by shareholders of the Company on May 15, 2008. The Company elected to withdraw its proposal to shareholders to ratify the existing Plan at its Annual and Special meeting held on June 2, 2011. As a result, the Plan expired on May 15, 2011. Accordingly, stock options outstanding at May 15, 2011 remain outstanding and exercisable subject to their initial terms and vesting conditions. New stock options cannot be granted until such time as the Company receives shareholder approval.

The following is a continuity of the changes in the number of stock options outstanding for the years ended December 31, 2011 and 2010:

	Number	Weighted average exercise price ($CAD)
Outstanding at January 1, 2010	5,511,800	$7.82
Granted	4,021,000	14.72
Exercised	(2,489,900)	7.26
Forfeited	(128,200)	10.63
Outstanding at December 31, 2010	6,914,700	$11.98
Granted	2,115,000	14.30
Exercised	(2,043,000)	10.64
Forfeited	(581,000)	14.43
Outstanding at December 31, 2011	6,405,700	$12.95

The weighted average share price at the date of exercise for stock options exercised in 2011 was CAD $17.34 (2010 - $15.60).

For the year ended December 31, 2011, the Company granted 2,115,000 incentive stock options to purchase common shares in the capital of the Company at exercise prices ranging from CAD $14.24 per share to CAD $16.39 per share. For the year ended December 31, 2010, the Company granted 4,021,000 incentive stock options at an exercise prices ranging from CAD $13.04 to CAD $17.28 per share.

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2011 FINANCIAL REPORT

The fair value of stock options granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For options granted in the year ended	December 31, 2011	December 31, 2010
Weighted average share price at grant date	$14.30	$14.72
Risk-free rate	1.7%-2.3%	1.2%-2.6%
Expected dividend yield	0.43% - 0.58%	Nil – 0.43%
Expected stock price volatility (based on historical volatility)	42%-58%	42%-67%
Expected option life, based on terms of the grants (months)	20-60	20-60
Weighted average per share fair value of options granted	$4.96	$5.80

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at December 31, 2011, 4,685,300 stock options were exercisable. The remaining 1,720,400 outstanding stock options vest over the following two years.

Stock options outstanding and exercisable as at December 31, 2011:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)
$6.00 - $8.00	843,100	7.22	0.41	843,100	7.22
$8.01 - $10.00	893,000	9.72	2.22	893,000	9.72
$10.01 - $14.00	140,000	12.95	2.52	70,000	12.70
$14.01 - $15.00	4,444,600	14.61	3.40	2,830,200	14.70
$15.01 - $17.28	85,000	16.71	1.92	49,000	16.87
	6,405,700	$12.95	2.80	4,685,300	$12.40

c) Stock Appreciation Rights (“SARs”)

In 2011, the Company’s Board approved a stock appreciation rights plan (“SARs Plan”) to grant incentive SARs to its directors, officers, employees and consultants. Under the SARs Plan, the number of units reserved for issuance cannot exceed 8% of the total number of common shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

SARs granted to directors, officers and certain consultants under the SARs Plan are exercisable for a five-year period, and SARs granted to employees are generally exercisable for a three-year period. SARs granted vest 20% on the date of grant, and 20% at each six-month interval following the date of grant.

SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income. As at December 31, 2011, the SARs liability was $1,550,000 (2010 - nil) recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

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The following is a continuity of the changes in the number of units outstanding for the year ended December 31, 2011:

	Number	Weighted average exercise price ($CAD)
Outstanding at January 1, 2011	-	$-
Granted	770,000	16.36
Exercised	-	-
Forfeited	-	-
Outstanding at December 31, 2011	770,000	$16.36

The fair value of SARs granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For SARs granted in the year ended	December 31, 2011
Weighted average share price at grant date	$16.36
Risk-free rate	1.1%-1.5%
Expected dividend yield	0.70%-0.80%
Expected stock price volatility (based on historical volatility)	41%-66%
Expected life, based on terms of the grants (months)	20-60
Weighted average per share fair value of SARs granted	$5.45

Stock appreciation rights outstanding and exercisable as at December 31, 2011:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of SARs	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of SARs	Weighted average exercise price ($CAD)
$15.01 - $17.00	370,000	15.66	2.90	74,000	15.66
$17.01 - $18.00	400,000	17.01	4.86	80,000	17.01
	770,000	$16.36	3.92	154,000	$16.36

d) Earnings per share

Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents

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2011 FINANCIAL REPORT

	For the year ended
	December 31, 2011	December 31, 2010
Earnings (000)	$60,081	$63,795
Weighted average number of common shares outstanding (000)	117,375	115,183
Basic earnings per share	$0.51	$0.55
Dilutive effect of stock options outstanding (000)	1,294	1,724
Diluted weighted average number of common shares outstanding (000)	118,669	116,907
Diluted earnings per share	$0.51	$0.55

13. INCOME TAXES

a)	Recent tax changes

In 2009, the Mexican government approved tax reform that includes a 2% increase in the income tax rate in Mexico from 28% to 30% for a three-year period starting in 2010.

Effective January 1, 2008, the Company became subject to a Single Rate Tax Law enacted by the Mexican government on September 28, 2007. Under the Single Rate Tax Law, the Company’s Mexican operating subsidiaries are subject to a tax equivalent to 17.5% of the Company’s revenues less certain allowable deductions (as determined on a cash basis). The single rate tax is payable each year to the extent that it exceeds income tax otherwise payable pursuant to the pre-existing Mexican income tax laws. Any excess single rate tax paid cannot be credited against income taxes payable in future periods. For the years ended December 31, 2011 and 2010, the application of the new single rate tax did not impact the Company’s tax expense.

b)	Rate Reconciliation

The reconciliation of the expected tax expense at a combined statutory rate in Canada of 28.25% (2010 - 31%) and provision for income tax expense is:

December 31	2011	2010
	($000)	($000)
Earnings before income taxes	105,935	90,468
Expected tax expense at statutory income tax rate	29,924	28,043
(Decrease)/increase resulting from:
Difference in foreign tax rates	2,000	(1,250)
Non-deductible stock-based compensation expense	3,820	5,050
Non-taxable loss (gain)	3,620	(3,010)
Change in foreign exchange rates	7,270	(1,280)
Inflation net (deductible losses) taxable gains	(1,350)	(830)
Increase (decrease) in Mexican deferred income tax rates	570	(50)
Income tax expense	45,854	26,673

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c)	Deferred tax reconciliation

The following information summarizes the principal temporary differences and the related deferred tax effect:

December 31, 2011	Canada	Mexico	Turkey	Total
	($000)	($000)	($000)	($000)
Deferred tax assets
Asset retirement obligations	-	1,950	-	1,950
Other short-term	-	120	-	120
	-	2,070	-	2,070
Deferred tax liabilities
Inventory	-	(1,220)	-	(1,220)
Mineral property, plant and equipment	-	(35,408)	(450)	(35,858)
	-	(36,628)	(450)	(37,078)
Net Deferred tax liabilities	-	(34,558)	(450)	(35,008)
December 31, 2010	Canada	Mexico	Turkey	Total
	($000)	($000)	($000)	($000)
Deferred tax assets
Asset retirement obligations	-	2,150	-	2,150
Other short-term	-	120	-	120
	-	2,270	-	2,270
Deferred tax liabilities
Inventory	-	(1,160)	-	(1,160)
Mineral property, plant and equipment	-	(27,976)	-	(27,976)
	-	(29,136)	-	(29,136)
Net deferred tax liabilities	-	(26,866)	-	(26,866)
January 1, 2010	Canada	Mexico	Turkey	Total
	($000)	($000)	($000)	($000)
Deferred tax assets
Asset retirement obligations	-	1,476	-	1,476
Other short-term	-	78	-	78
	-	1,554	-	1,554
Deferred tax liabilities
Inventory	-	(630)	-	(630)
Mineral property, plant and equipment	-	(23,522)	-	(23,522)
	-	(24,152)	-	(24,152)
Net deferred tax liabilities	-	(22,598)	-	(22,598)

d)	Loss Carry-forwards and other tax attributes

Deferred tax assets are recognized for the carry-forward of unused tax losses and tax credits to the extent that it is probable that taxable profits will be available against which the unused tax

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2011 FINANCIAL REPORT

losses / credits can be utilized. The Company has not recognized the benefit of tax loss carry-forwards and other tax attributes in Canada or Turkey as at December 31, 2011 and December 31, 2010.

Non-capital losses available in Canada to be utilized in subsequent years are approximately $24 million expiring between 2014 and 2031. Net capital losses available in Canada to be utilized in subsequent years are approximately $14 million which carryforward indefinitely. In addition, the Company has financing costs of $2 million in Canada which will be deducted in future years.

Non-capital losses available in Turkey to be utilized in subsequent years are approximately $3 million expiring between 2013 and 2016.

e)	Unrecognized deferred tax liabilities

The temporary differences associated with investments in subsidiaries, for which a deferred tax liability has not been recognized, aggregate $320 million as at December 31, 2011 (December 31, 2010 - $255.5 million, January 1, 2010 - $228.0 million).

14. OTHER (LOSS) INCOME

Year ended	December 31, 2011	December 31, 2010
	($000)	($000)
Fair value adjustment on financial assets	(857)	20
Fair value adjustment on derivative liabilities	715	(715)
Gain on sale of securities	783	-
Impairment of securities	(1,621)	-
Gain on settlement (1)	-	12,527
Loss on disposal of assets	-	(1,598)
Other	(254)	(841)
	(1,234)	9,393

(1)	On June 28, 2010, the Company entered into a preliminary settlement agreement with Primero Mining Corp. (“Primero”), formerly Mala Noche Resources, relating to Primero’s proposed acquisition of the San Dimas mine. The settlement agreement released all parties from any claims. The settlement was finalized on August 6, 2010 upon completion of the acquisition of the San Dimas mine by Primero. In consideration for relinquishing all claims, the Company received Canadian dollars (“CAD”) $1.0 million cash and 2 million units of Primero (with each unit consisting of one post-consolidation common share and 0.4 of one purchase warrant) relating to the financing which Primero completed on July 20, 2010. The total consideration, consisting of cash, common shares and warrants, had a fair value of $12.5 million on August 6, 2010, which was recorded in Other gain within the Consolidated Statement of Comprehensive Income.

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15. SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three geographic areas: Canada, Mexico and Turkey.

	Non-current assets	Assets	Liabilities
	($000)	($000)	($000)
As at December 31, 2011
Mexico	215,111	395,313	61,874
Turkey	109,007	117,520	1,666
Canada	464	86,391	2,134
Total	$ 324,582	$ 599,224	$ 65,674
As at December 31, 2010
Mexico	173,361	319,242	50,694
Turkey	100,201	107,832	1,306
Canada	110	79,362	1,307
Total	$ 273,672	$ 506,436	$ 53,307
As at January 1, 2010
Mexico	145,163	266,933	41,267
Turkey	-	521	-
Canada	180	88,224	817
Total	$ 145,343	$ 355,678	$ 42,084

Year ended	December 31, 2011				December 31, 2010
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Revenues	227,364	-	-	227,364	189,272	-	-	189,272
Earnings (loss)	89,890	(6,135)	(23,674)	60,081	77,250	(1,089)	(12,366)	63,795

16. COMMITMENTS AND CONTINGENCIES

a)	Escondida Development

During the third quarter of 2009, the Company signed a contract with an international mining contractor to develop the Escondida zone of the Mulatos Pit. Development began in the third quarter of 2009 and is expected to be completed over approximately a two and a half year period, following which the Company will begin mining the underlying deposit. The total contract value is approximately $61.2 million, and is subject to the contractor achieving certain preset performance conditions. As at December 31, 2011, the Company has incurred approximately $59.7 million in project to date expenditures relating to this contract.

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b)	Royalty

Production from certain concessions within the Salamandra district, including the Mine, is subject to a sliding scale production royalty. At current gold prices above $400 per ounce, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at December 31, 2011, the royalty was paid or accrued on approximately 806,000 ounces of applicable gold production. Royalty expense for the year ended December 31, 2011 was $11.2 million (December 31, 2010: $9.1 million).

In addition, a third party has a 2% Net Smelter Return Royalty on production from the Company’s Agi Dagi project. The Company has not recorded an accrual for this royalty at December 31, 2011 as the project is not in production.

c)	Mulatos Town Relocation

The Company commenced the planned relocation of the town of Mulatos in 2007. Relocation contracts have been signed with in excess of half of the families residing in Mulatos at the start of the relocation program. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the relocation effort in 2007, the Company has invested approximately $7.0 million in property acquisition, relocation benefits, legal and related costs. In addition, the Company has recognized a liability of $0.5 million representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at December 31, 2011. The discounted value of the liability was capitalized to mineral property, plant and equipment.

During the second quarter of 2008, the Company entered into a land purchase agreement with the Mulatos Ejido, the local landowners. Pursuant to the land purchase agreement, the Company made a payment of $1.3 million in order to secure temporary occupation rights to specified land. An additional payment of approximately $1.0 million based on current exchange rates is payable once the land has been vacated and is transferred to the Company, which has not been accrued as at December 31, 2011. The probability and timing of this additional payment is currently unknown to the Company.

During the third quarter of 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings have commenced, and the matter remains unresolved by the Court at this time. The land purchase agreement does not affect current mining operations of the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

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d)	Operating lease commitments

The Company has entered into operating lease commitments relating to the Corporate office lease. Future minimum lease payments under non-cancellable operating leases as at December 31, 2011 are as follows:

As at December 31, 2011
($000)
2012	221
2013	238
2014	238
2015	238
2016 and beyond	20
Total	$955

17. RELATED PARTY TRANSACTIONS

Remuneration of key management (includes the Corporation’s directors and executive team)

Expense by nature:	2011	2010
	($000)	($000)

Management salaries and benefits	3,418	3,282
Directors fees	230	254
Share based payments[1] – Management	5,983	10,730
Share based payments[1] – Directors	3,536	3,724

	$13,167	$17,990

(1)	Represents grant date fair value of stock options and SARs granted during the year

These transactions are in the normal course of operations and all of the transactions are measured at the exchange amount of consideration established and agreed to by the parties.

18. MANAGEMENT OF CAPITAL

The Company defines capital that it manages as its shareholders equity. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. At December 31, 2011, total managed capital was $533.6 million (December 31, 2010 - $453.1 million, January 1, 2010 - $313.6 million).

The Company’s capital structure reflects the requirements of a company focused on sustaining strong cash flows from its current mining operations and financing both internal and external growth opportunities and development projects. The Company faces lengthy development lead times as well as risks associated with increasing capital costs and project completion timing due to the availability of resources, permits and other factors beyond the Company’s control. The Company’s operations are also significantly affected by the volatility of the market price of gold.

The Company continually assesses its capital structure and makes adjustments to it with reference to changes in economic conditions and risk characteristics associated with its underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, pay dividends, sell assets or enter into new debt arrangements.

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The Company manages its capital structure by performing the following:

•	Maintaining a liquidity cushion in order to address any potential operational disruptions or industry downturns

•	Preparing detailed budgets and cash flow forecasts for each of mining operations, exploration, development projects and corporate activities that are approved by the Board of Directors

•	Regular internal reporting and Board of Directors’ meetings to review actual versus budgeted spending and cash flows

•	Detailed project financial analysis to assess or determine new funding requirements

There were no changes in the Company’s approach to managing capital during the year.

19. RECLASSIFICATION

The comparative financial statements have been reclassified to conform to the presentation of the current period financial statements.

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20. IFRS TRANSITION FROM PREVIOUS GAAP

The Company’s consolidated financial statements for the year ended December 31, 2011 is the first annual financial statements that comply with IFRS. The Company has prepared its opening IFRS balance sheet by applying existing IFRS standards in effect at the release of these financial statements.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in consolidated financial statements prepared in accordance with previous Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance, and cash flows is set out below.

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities charged or credited to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

(a)	Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has utilized this election and has therefore applied IFRS 3 only to business combinations that occurred on or after January 1, 2010.

(b)	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the latter of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, which have been accounted for in accordance with Canadian GAAP. The effect of applying IFRS 2 to unvested options at the transition date was to reduce retained earnings by $2.8 million as at January 1, 2010, with an offsetting adjustment to contributed surplus.

(c)	Compound financial instruments

IAS 32 Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components. If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity, the first portion is in retained earnings and represents the cumulative interest accreted on the liability components, while the other portion represents the original equity component. The Company has utilized this IFRS 1 exemption to not require separation of these two portions if the liability component is no longer outstanding at the transition date.

(d)	Decommissioning liabilities

Under IFRS 1, an entity can elect not to retrospectively calculate the effect of each change in estimate that occurred prior to the transition date on the decommissioning asset and related amortization. Instead, it can elect to measure the liability at the transition date using a short-cut method. The Company has elected to use the IFRS 1 exemption and has measured the decommissioning asset and liability using the short cut method available. The effect was to reduce mineral property, plant and equipment and decommissioning liability by $0.3 million as at January 1, 2010.

(e)	Mineral property, plant and equipment – deemed cost

IFRS 1 includes an election to use fair value or revaluation as deemed cost for mineral property, plant and equipment, and is available on an asset-by-asset basis. The IFRS 1 election is separate from the policy choice available to measure long-lived assets at cost or under the revaluation model. The Company has elected to apply the IFRS 1 exemption to certain mobile equipment, which has resulted in a reduction of mineral property, plant and equipment of $1.5 million as at January 1, 2010, with an after-tax adjustment to retained earnings of $1.0 million.

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2011 FINANCIAL REPORT

(f)	IAS 23 – Borrowing Costs

In accordance with IFRS 1, the Company has elected to prospectively apply IAS 23 effective January 1, 2011.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

(g)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the previous GAAP applied, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

(h)	Mineral property, plant and equipment

IFRS 6 requires that an entity classify each asset in the exploration for and evaluation of mineral resources as tangible or intangible according to the nature of the assets acquired and to apply the classification consistently. As a result, the Company has reclassified certain assets previously classified as mineral property, plant and equipment to exploration and evaluation assets.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP Statement of Operations and Comprehensive Income, Statement of Financial Position and Statement of Cash Flows for the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained.

(i)	Mineral property, plant and equipment

Due to the adjustments to the provision for decommissioning liabilities and the adjustment for deemed cost election discussed in (d) and (e) above respectively, the cost of property plant and equipment is different in accordance with IFRS than in accordance with Canadian GAAP. As a result, even though amortization is calculated in the same manner, the amount of amortization differs by $0.3 million for the year ended December 31, 2010.

(j)	Share-based payments

IFRS

•

Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

•	Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Canadian GAAP

•	The fair value of Share-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.

•	Forfeitures of awards are recognized as they occur.

The effect of applying IFRS 2 was an increase to Share based compensation expense by $3.0 million for the year ended December 31, 2010, with an offsetting adjustment to contributed surplus.

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2011 FINANCIAL REPORT

(k)	Provision for decommissioning liabilities

IFRS

•	The provision for decommissioning liabilities must be adjusted for changes in key assumptions, including the discount rate.

Canadian GAAP

•	The provision for decommissioning liabilities is not adjusted for changes in key assumptions, including the discount rate.

The effect was an increase in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to decommissioning liability.

(l)	Provision for property acquisition obligations

IFRS

•	The provision for property acquisition obligations must be discounted using a discount rate applicable to settling the liability.

Canadian GAAP

•	The provision for property acquisition obligations must be discounted using a credited adjusted risk-free discount rate.

The effect was a decrease in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to the property acquisition obligation.

(m)	Deferred tax liability

IFRS

A deferred tax liability is recognized for a temporary difference, except to the extent the deferred tax liability arises from:

•	the initial recognition of goodwill; or

•	the initial recognition of an asset or liability in a transaction that:

•	is not a business combination; and

•	at the time of the transaction, affects neither accounting profit nor taxable profit.

Canadian GAAP

A deferred tax liability is recognized for all taxable temporary differences unless they arise from the initial recognition of goodwill. There is no exemption for the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit. Under Canadian GAAP, the carrying value of an asset acquired other than in a business combination is adjusted for the amount of the deferred tax recognized.

The effect was a reduction of the deferred income tax liability balance of $2.7 million as at January 1, 2010, with an offsetting adjustment to mineral property, plant and equipment of $2.9 million and opening retained earnings of $0.2 million. In addition, in 2010, mineral property, plant and equipment and deferred income taxes were reduced by $17.7 million related to the Turkish operations, as well as foreign exchange loss and deferred income tax expense increased by a total of $1.9 million for the year ended December 31, 2010, with an offsetting adjustment to increase deferred income tax liability.

(n)	Deferred tax asset / liability

IFRS

For non-monetary assets, temporary differences that arise when changes in exchange rates lead to changes in the tax basis rather than the carrying amounts of those assets measured in the functional currency are recognized as a deferred tax asset / liability.

Canadian GAAP

For non-monetary assets, temporary differences that arise when changes in exchange rates lead to changes in the tax basis rather than the carrying amounts of those assets measured in the functional currency are not recognized.

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2011 FINANCIAL REPORT

The effect was an increase in deferred income tax liability by $5.4 million as at January 1, 2010, with an offsetting adjustment to opening retained earnings. In addition, the effect was a decrease in deferred income tax expense by $2.5 million for the year ended December 31, 2010, with an offsetting adjustment to deferred income tax liability.

(o)	Available for Sale financial assets

IFRS

For available for sale financial assets, foreign exchange amounts arising from translation of the assets are recorded in net income.

Canadian GAAP

For available for sale financial assets, foreign exchange amounts arising from translation of the assets are recorded in other comprehensive income.

(p)	Presentation

The presentation in accordance with IFRS differs from the presentation in accordance with Canadian GAAP.

41	ALAMOS GOLD INC.

2011 FINANCIAL REPORT

Reconciliation of the Statements of Financial Position:

The January 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

A S S E T S	Ref.	CDN GAAP	IFRS Adjustments	IFRS

Current Assets
Cash and cash equivalents		$160,682	$ -	$160,682
Short-term investments		26,200	-	26,200
Amounts receivable		2,369	-	2,369
Advances and prepaid expenses		1,058	-	1,058
Inventory		20,026	-	20,026
Total Current Assets		210,335	-	210,335
Non-Current Assets
Exploration and evaluation assets	(h)	-	521	521
Mineral property, plant and equipment	(d),(e) (h),(m)	149,947	(5,125)	144,822
Total Assets		$360,282	$(4,604)	$355,678
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$11,179	$ -	$11,179
Income taxes payable		1,988	-	1,988
Current portion of other liabilities		370	-	370
Total Current Liabilities		13,537	-	13,537
Non-Current Liabilities
Deferred income taxes	(d),(e) (m),(n)	20,354	2,244	22,598
Decommissioning liability	(d)	5,432	(317)	5,115
Other liabilities	(l)	759	75	834
Total Liabilities		40,082	2,002	42,084
E Q U I T Y

Share capital		251,752	-	251,752
Contributed surplus	(b)	10,114	2,750	12,864
Retained earnings	(b),(d),(e) (m),(n),(l)	58,334	(9,356)	48,978
Total Equity		320,200	(6,606)	313,594
Total Liabilities and Equity		$360,282	($4,604)	$355,678

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2011 FINANCIAL REPORT

The December 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

A S S E T S	Ref.	CDN GAAP	IFRS Adjustments	IFRS
Current Assets
Cash and cash equivalents		$146,334	$-	$146,334
Short-term investments		41,846	-	41,846
Amounts receivable		5,749	-	5,749
Advances and prepaid expenses		3,136	-	3,136
Available-for-sale securities		9,380	-	9,380
FVTPL securities		1,094	-	1,094
Inventory		25,225	-	25,225
Total Current Assets		232,764	-	232,764
Non-Current Assets
Exploration and evaluation assets	(h)	-	99,767	99,767
Mineral property, plant and equipment	(d),(e), (h),(i),(m)	295,619	(121,714)	173,905
Total Assets		$528,383	$(21,947)	$506,436
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$14,393	$-	$14,393
Income taxes payable		3,373	-	3,373
Current portion of other liabilities		428	-	428
		18,194	-	18,194
Non-Current Liabilities
Deferred income taxes	(d),(e) (m),(n)	42,784	(15,918)	26,866
Decommissioning liability	(d),(k)	7,731	(172)	7,559
Other liabilities	(l)	677	11	688
Total Liabilities		69,386	(16,079)	53,307
E Q U I T Y
Share capital	(b)	326,119	(252)	325,867
Contributed surplus	(b),(j)	17,314	6,002	23,316
Accumulated other comprehensive income	(o)	(960)	(372)	(1,332)
Retained earnings	(b),(d),(e) (m),(n),(l)	116,524	(11,246)	105,278
Total Equity		458,997	(5,868)	453,129
Total Liabilities and Equity		$528,383	($21,947)	$506,436

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2011 FINANCIAL REPORT

Reconciliation of the Statement of Comprehensive Income:

The Canadian GAAP statement of comprehensive income for the year ended December 31, 2010 has been reconciled to IFRS as follows:

	Ref.	CDN GAAP	IFRS Adjustments	IFRS
OPERATING REVENUES
Revenue		$189,272	$ -	$189,272
MINE OPERATING COSTS
Mining and processing		46,560	-	46,560
Royalties		9,090	-	9,090
Amortization	(i),(k)	20,753	(267)	20,486
		76,403	(267)	76,136
EARNINGS FROM MINE OPERATIONS		112,869	(267)	113,136
EXPENSES
Exploration		7,594	-	7,594
Corporate and administrative		9,187	-	9,187
Share-based compensation	(j)	13,300	3,000	16,300
Accretion	(p)	460	(460)	-
		30,541	2,540	33,081
EARNINGS FROM OPERATIONS		82,328	(2,273)	80,055
OTHER INCOME (EXPENSES)
Finance income		1,510	-	1,510
Financing expense	(k),(l),(p)	-	(451)	(451)
Foreign exchange gain (loss)	(m),(o)	294	(333)	(39)
Other income (loss)		9,393	-	9,393
EARNINGS BEFORE INCOME TAXES		93,525	(3,057)	90,468
INCOME TAXES
Current expense		(23,410)	-	(23,410)
Deferred tax recovery (expense)	(d),(e) (m),(n)	(4,430)	1,167	(3,263)
EARNINGS		$65,685	($1,890)	$63,795
Other comprehensive income:
Unrealized gain (loss) on securities	(o)	(960)	(372)	(1,332)
COMPREHENSIVE INCOME		$64,725	($2,262)	$62,463
EARNINGS PER SHARE
- basic		$0.57	($0.02)	$0.55
- diluted		$0.56	($0.01)	$0.55

44	ALAMOS GOLD INC.

2011 FINANCIAL REPORT

Reconcilation of the Statements of Equity:

The Canadian GAAP Statement of Equity as at January 1, 2010 and December 31, 2010 have been reconciled to IFRS as follows:

As at	Ref.	December 31, 2010	January 1, 2010
Total Equity - Canadian GAAP		458,997	320,200
Share-based compensation	(b),(j)	-	-
Decommissioning liabilities	(d),(k)	77	36
Mineral property, plant and equipment-deemed cost	(e)	(1,244)	(1,460)
Property acquisition obligation	(i)	19	-
Deferred taxes	(m),(n)	(3,821)	(4,988)
Available for Sale securities	(o)	-	-
Foreign exchange impact all the above differences	(m)	(899)	(194)
Total Equity - IFRS		453,129	313,594

Reconciliation of the Statement of Cash Flows:

The restatement from Canadian GAAP to IFRS did not have a significant impact on the Company’s consolidated statement of cash flows for the year ended December 31, 2010. As a result, no quantitative reconciliation was performed.

45	ALAMOS GOLD INC.